EXHIBIT 99.3

Notice of Shopify Inc.’s Annual General and Special Meeting of Shareholders and Notice of Availability of Meeting Materials
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NOTICE AND ACCESS
This year, as permitted by Canadian securities regulators, we are using “Notice and Access” to deliver our management information circular (the “Circular”) for our Annual General and Special Meeting (the “Meeting”) to both our registered and beneficial (non-registered) shareholders. We are also using “Notice and Access” to deliver our annual consolidated financial statements (“Financial Statements”) to registered and beneficial shareholders.
SHAREHOLDERS ARE INVITED TO ATTEND OUR ANNUAL GENERAL AND SPECIAL MEETING:
This means that instead of receiving a paper copy of the Circular, you are receiving this notice, which provides information on how to access the Circular and the Financial Statements online. You will also find below information on how to request paper copies of the Circular and the Financial Statements, if you prefer.	WHEN: Wednesday, May 26, 2021 10:00 a.m. (Eastern Time)
Notice and Access allows us to reduce our printing and mailing costs and is consistent with our sustainability strategy.	WHERE: Virtual meeting conducted via live audio webcast. Shareholders can access the Meeting by visiting: www.virtualshareholdermeeting.com/SHOP2021
You will find enclosed with this notice a proxy or voting instruction form, enabling you to vote at our Meeting.	SHAREHOLDERS ARE ENCOURAGED TO REVIEW THE MEETING MATERIALS PRIOR TO VOTING.
SHAREHOLDER MEETING NOTICE
The resolutions to be voted on at the Meeting are listed below along with the sections in the Circular where disclosure regarding the matter can be found.

1.    Election of Directors – Section 2.1;
2.    Appointment of Auditors – Section 2.2;
3.    Approval of Second Amended and Restated Stock Option Plan – Section 2.3;
4.    Approval of Second Amended and Restated Long Term Incentive Plan – Section 2.4;
5.     Advisory Resolution on Executive Compensation – Section 2.5.

THE MANAGEMENT INFORMATION CIRCULAR, FINANCIAL STATEMENTS AND OTHER RELEVANT MATERIALS ARE AVAILABLE AT:

https://materials.proxyvote.com/82509L
or SEDAR at www.sedar.com
or https://investors.shopify.com

VOTING

Registered shareholders are asked to return their completed proxies or voting instruction forms by mail to Broadridge Investor Communications Corporation, or exercise their vote by internet or telephone by the voting deadline, May 21, 2021 at 10:00 a.m. (Eastern Time). If the Meeting is adjourned or postponed, your vote must be received at least 48 hours, excluding Saturdays, Sundays and holidays, before the rescheduled Meeting. Beneficial shareholders should follow the instructions provided on their voting instruction form to vote. All shareholders should refer to their proxy or voting instruction form for detailed instructions on how to vote. You may also vote online at the Meeting by following the instruction in the section of the Circular entitled “Voting Information”. Please note – you cannot vote by returning this notice.
Internet:     www.proxyvote.com

Telephone:     1-800-474-7493 (English) or 1-800-474-7501 (French)

Mail:         Broadridge Investor Communications Corporation
Data Processing Centre, P.O. Box 3700, Stn. Industrial Park, Markham, ON, L3R 9Z9

REQUESTING A PAPER COPY OF THE CIRCULAR AND/OR FINANCIAL STATEMENTS
Shareholders (both registered and beneficial) may request paper copies of the Circular and/or the Financial Statements at no cost. You may request to receive paper copies of the Circular and/or the Financial Statements at www.proxyvote.com, or by calling 1-877-907-7643 and entering the provided 16-digit control number including in your form of proxy or voting instruction form, up to the date of the Meeting or any adjournment thereof.
If your request is made before the date of the Meeting, the Circular and/or the Financial Statements will be sent to you within three business days of receiving your request. To receive the Circular before the voting deadline and the date of the Meeting, we estimate that your request must be received no later than 5:00 p.m. (Eastern Time) on May 12, 2021. Please note that you will not receive another form of proxy or voting instruction form, so in order to exercise your voting rights please keep the one you received with this notice. If your request is made on or after the date of the Meeting, the Circular and/or the Financial Statements will be sent to you within 10 calendar days of receiving your request.

After the Meeting, requests may be made via our website https://investors.shopify.com/Resources/Request-Information, by email IR@Shopify.com, or by phone 1-613-241-2828 ext. 1024.

If you have any questions regarding this Notice of Meeting, the Notice and Access procedures or the Meeting, please contact Broadridge Investor Communications Corporation toll-free at 1-844-916-0609 (English) or
1-844-973-0593 (French).